Filed pursuant to Rule 424(b)(3)
Registration No. 333-285831
VANECK AVALANCHE ETF
SUPPLEMENT NO. 2 DATED JUNE 25, 2026
TO THE PROSPECTUS DATED JANUARY 23, 2026, AS SUPPLEMENTED
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of VanEck Avalanche ETF (the "Trust"), dated January 23, 2026 (the "Prospectus"), as supplemented. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to update the Prospectus to reflect that, beginning in July 2026, the Trust intends to make cash distributions at least quarterly to Shareholders to distribute the net proceeds of staking rewards earned by the Trust in a manner intended to be consistent with Revenue Procedure 2025-31 ("Rev Proc 2025-31"). Except as otherwise set forth below, the information set forth in the Prospectus remains unchanged.
Updates to the Prospectus
The following supersedes and replaces each sentence in the Prospectus stating that the Trust generally will re-stake staking rewards, including (i) the sentence under the caption “PROSPECTUS SUMMARY—Overview of the Trust” on page 2 of the Prospectus stating, “The Trust will generally re-stake the staking rewards it receives, subject to the target staking percentage,” and (ii) the equivalent sentence under the caption “AVAX, AVAX MARKET, AVAX EXCHANGES AND REGULATION OF AVAX—The Trust’s Staking Program” on page 97 of the Prospectus:
The Trust will generally re-stake the staking rewards it receives, subject to the Trust’s target staking percentage, liquidity needs and intended quarterly cash distributions of net staking rewards.
The following supersedes and replaces the first paragraph under the caption “PROSPECTUS SUMMARY—The Trust’s Service Providers—The Staking Services Provider” beginning on page 9 of the Prospectus:

Coinbase Crypto Services, LLC, an affiliate of the Second AVAX Custodian, is expected to serve as the Staking Services Provider for the Trust from the date the Shares are initially listed on the Exchange. Pursuant to the Staking Services Addendum to the Custody Agreement (the "Staking Services Agreement"), dated as of December 10, 2025, between Coinbase, Inc. and the Trust, the Staking Services Provider will stake and use in validation on the underlying blockchain network the Trust's AVAX made available to the Staking Services Provider (“Staked Assets”) and transfer any rewards or distributions in respect of Staked Digital Assets to Coinbase for the benefit of the Trust, less applicable fees (the "Staking Services"). The Staking Services Provider will regularly credit staking rewards on a recurring basis established by Staking Services Provider, after deducting any (i) applicable payments to the Staking Services Provider as compensation for its services under the Staking Services Agreement (the "Staking Provider Consideration"); (ii) the Custodian Staking Facilitation Fee. The Staking Provider Consideration is currently four percent (4.0%). Custodian Staking Facilitation Fee is currently zero (0.0%). The Trust will pay the Staking Services Provider a percentage of staking rewards for the Staking Services. Staking rewards received by the applicable AVAX Custodian are automatically credited to the Trust (as earned) and reflected, net of fees, in its daily NAV, with a 4:00 p.m. Eastern time cut-off, until distributed or sold to fund a distribution.
The following supersedes and replaces each sentence in the Prospectus stating that received staking rewards are retained by the Trust and may be delegated for staking, including (i) the sentence under the caption “PROSPECTUS SUMMARY—The Trust’s Service Providers—The Staking Services Provider” on page 10 of the Prospectus stating, “The received rewards are retained by the Trust and may be delegated for staking,” and (ii) the identical sentence under the caption “THE TRUST’S SERVICE PROVIDERS—The Staking Services Provider” on page 123 of the Prospectus, and the similar sentence under the caption “USE OF PROCEEDS” on page 143 of the Prospectus:

The received rewards will be held by the Trust pending distribution, sale to fund a cash distribution, payment of applicable staking-related fees and expenses, or, if and to the extent permitted by the Staking Policy and Rev Proc 2025-31, temporary re-staking.

The following disclosure is added under the caption “AVAX, AVAX MARKET, AVAX EXCHANGES AND REGULATION OF AVAX” on page 97 of the Prospectus, immediately after the section “The Trust’s Staking Program” and before the section “Credit Facility”:
Distributions of Staking Rewards
Under normal circumstances, the Trust will make quarterly cash distributions of income generated from its staking activities to Shareholders. The distributions will consist of net staking income after deduction of applicable payments to the Trust’s staking services provider as compensation for its services under the Staking Services Agreement and any fee charged by an AVAX Custodian for facilitating staking of the Trust’s AVAX held with such AVAX Custodian. To fund the cash distributions, the Trust may sell staking rewards and/or a portion of its AVAX, which may affect the Trust’s exposure to AVAX and the market price and/or net asset value of the Shares and may result in taxable income to Shareholders.
The Trust intends to make cash distributions at least quarterly in order to rely on the safe harbor conditions established by IRS Revenue Procedure 2025-31 applicable to grantor trusts that stake digital assets. The IRS may modify, clarify, or withdraw such guidance, and there can be no assurance as to the tax treatment of any distributions to shareholders.
The amount of any distribution will depend on the amount of staking rewards received by the Trust, applicable legal and regulatory requirements, and the Trust's operational and liquidity needs. There can be no assurance that the Trust will declare or pay distributions in any particular amount or at any particular frequency, or at all.
To fund any cash distribution of staking rewards, the Trust expects to sell AVAX received as staking rewards, or an equivalent amount of AVAX, for U.S. dollars through one or more Liquidity Providers and/or through the AVAX Custodians or an affiliate thereof. The net U.S. dollar cash proceeds of such sale, after reduction for any applicable fees, costs, expenses, taxes, liabilities or reserves, are expected to represent the amount available for distribution to Shareholders. Because the market price of AVAX may fluctuate between the time staking rewards are earned or credited to the Trust, the time AVAX is sold to fund a distribution and the applicable record date or payable date, the cash distribution ultimately paid to Shareholders may be more or less than the value of the staking rewards reflected in the Trust's NAV when such rewards were earned or credited.
The following supersedes and replaces the two paragraphs under the caption “PROSPECTUS SUMMARY—Custody of the Trust’s Assets—Fiat Accounts” on page 13 of the Prospectus:
The Trust expects to use fiat accounts ("Fiat Accounts") at the First AVAX Custodian and Coinbase respectively to facilitate cash movements to counterparties in connection with the purchase and sale of AVAX for cash creations and redemptions and the sale of AVAX for distributions. In respect of the Fiat Account at the First AVAX Custodian, the First AVAX Custodian holds the Trust's cash held in its account at the First AVAX Custodian in one or more Customer Omnibus Accounts. "Customer Omnibus Account" means, with respect to fiat currency held for customers of the First AVAX Custodian (including the Trust's cash balance in its Fiat Accounts), omnibus bank accounts (each an "Omnibus Account") at FDIC-insured, regulated depository institutions selected by Anchorage (each, a “Fiat Institution”). The First AVAX Custodian makes no representation that pass-through FDIC deposit insurance will be available and disclaims liability for the insolvency of a Fiat Institution. In respect of the Fiat Account at Coinbase, Coinbase holds the Trust's cash held in its Trading Account at Coinbase in one of three ways: (i) in one or more omnibus accounts in Coinbase’s name for the benefit of customers at one or more U.S. insured depository institutions ("IDIs"); (ii) in liquid investments, consisting of U.S. treasuries and money market funds rated “AAA” by S&P (or the equivalent from any eligible rating service), in accordance with state money transmitter laws and (iii) in Coinbase’s omnibus accounts at third party trading venues. Coinbase makes no representation that pass-through FDIC deposit insurance will be available.

The Trust intends to maintain any cash not held in the First AVAX Custodian's Fiat Accounts at the Cash Custodian in accordance with the Cash Custody Agreement. The Trust generally does not intend to hold cash or cash equivalents except temporarily in connection with a cash creation or redemption transaction, to pay expenses, or to fund distributions. However, there may be situations where the Trust will unexpectedly hold cash on a temporary basis. For additional information, see "CUSTODY OF THE TRUST'S ASSETS" below.
The following disclosure is added as a new paragraph immediately after the first paragraph under the caption “NET ASSET VALUE DETERMINATIONS—Calculation of NAV and NAV per Share” on page 107 of the Prospectus:
Staking rewards received by the applicable AVAX Custodian will be credited to the Trust (as earned) and reflected, net of fees relating to staking (including the Staking Provider Consideration and any Custodian Staking Facilitation Fee), in the Trust’s daily NAV until distributed or sold to fund a distribution. When the Trust sells AVAX received as staking rewards, or an equivalent amount of AVAX, to fund a cash distribution, the cash proceeds will be reflected in the Trust’s NAV until such distribution is recorded as payable or paid to Shareholders.